800 Nicollet Mall	Michael W. Kremenak
BC-MN-HO4N	Attorney
Minneapolis, MN 55402	Direct line: (612) 303-7557
Fax: (612) 303-4223
October 29, 2010
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

RE:	First American Investment Funds, Inc. (the “Registrant”) Post-Effective Amendment No. 105; File Nos. 033-16905 and 811-05309 (the “Filing”)
Ladies and Gentlemen:
The Filing was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, because it relates to the addition of Class C shares (the “Shares”) to Intermediate Term Bond Fund, Minnesota Tax Free Fund, Minnesota Intermediate Tax Free Fund, Nebraska Tax Free Fund, and Oregon Intermediate Tax Free Fund, each an existing series of the Registrant. It is currently anticipated that the Shares will be offered after the closing of the transaction pursuant to which Nuveen Investments, Inc. and certain of its affiliates will purchase a portion of FAF Advisors, Inc., the Funds’ investment advisor (the “Transaction”). In connection with the Transaction, it is anticipated that the currently outstanding Class C shares of Minnesota Tax Free Fund, Minnesota Intermediate Tax Free Fund, and Nebraska Tax Free Fund will be redesignated as Class C-1 shares.
If you have any questions about this filing, please call me at (612) 303-7557.
Sincerely,
/s/ Michael W. Kremenak
Michael W. Kremenak